SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

(Amendment No. 7)*

SearchMedia Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8005Y106

(CUSIP Number)

Joshua B. Weingard, Esq.

SearchMedia Holdings Limited

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 7,827,559*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 7,827,559*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,827,559*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.77%
14.	TYPE OF REPORTING PERSON IN

*	Frost Gamma Investments Trust owns 7,827,559 shares (includes vested warrants to purchase 2,626,434 Ordinary Shares and 2,082,192 Ordinary Shares issuable upon the conversion of the $2,500,000 10% Convertible Promissory Note due February 16, 2013 plus converted accrued interest as of July 16, 2012).

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 7,827,559*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 7,827,559*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,827,559*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.77%
14.	TYPE OF REPORTING PERSON 00

*	Includes vested warrants to purchase 2,626,434 Ordinary Shares and 2,082,192 Ordinary Shares issuable upon the conversion of the $2,500,000 10% Convertible Promissory Note due February 16, 2013 plus converted accrued interest as of July 16, 2012.

This Amendment No. 7 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, and Amendment No. 6 to the Schedule 13D filed on November 22, 2011 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.6 to Amendment No. 2 to the Schedule 13D filed on April 13, 2009 is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

In February 2012, Gamma Trust entered into an agreement with the Issuer for a new $2.5 million Convertible Promissory Note (the “Promissory Note”). The Promissory Note has a one year term and borrowings bear interest at a rate of 10% per annum. In addition, the Promissory Note is convertible into the Company’s ordinary shares at $1.25 per share. The Promissory Note is secured by the assets of Ad-Icon Company Limited and SearchMedia International Limited.

Effective May 2, 2012, Gamma Trust purchased 333,334 shares for an aggregate of $416,667.50 in a private transaction.

Gamma Trust acquired 60,000 Ordinary Shares for investment purposes, in a series of open market transactions from December 19, 2011 to April 12, 2012, at prices ranging from $0.50 to $1.87 per share for an aggregate of $43,448.00.

The source of funds used in all transactions described above consists of working capital of Gamma Trust.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Ordinary Shares or other securities of the issuer convertible into Ordinary Shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Ordinary Shares or Warrants which they now owns or may hereafter acquire.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 7,827,559 Ordinary Shares of the Issuer, representing 33.77% of the Issuer’s Ordinary Shares. This amount includes the right to acquire 2,626,434 Ordinary Shares pursuant to Warrants held by the Reporting Persons, each exercisable into one Ordinary Share and 2,082,192 Ordinary Shares upon the conversion of the $2,500,000 10% Convertible Promissory Note due February 16, 2013 plus converted accrued interest as of July 16, 2012. The percentage of beneficial ownership is based upon 18,472,570 Ordinary Shares outstanding as of May 8, 2012 pursuant to the Issuer’s 20-F filed on May 15, 2012.

(b) Each of the Reporting Persons has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 7,827,559 shares of Ordinary Shares of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is deleted in its entirety and replaced with the following text:

Convertible Promissory Note. In February 2012, Gamma Trust entered into an agreement with the Issuer for the Promissory Note with a principal amount of $2.5 million. The Promissory Note has a one year term and borrowings bear interest at a rate of 10% per annum. In addition, the Promissory Note is convertible into the Company’s ordinary shares at $1.25 per share. The Promissory Note is secured by the assets of Ad-Icon Company Limited and SearchMedia International Limited.

Warrants. Gamma Trust owns 2,471,200 warrants consisting of 1,320,000 warrants purchased by the initial stockholders of Ideation Acquisition Corp in a private placement offering (the “Insider Warrants”) plus 150,000 warrants which formed part of the units purchased in the initial public offering of Ideation Acquisition Corp and 1,001,200 warrants which were purchased on the open market (the “Public Warrants” and together with the Insider Warrants, the “Warrants”). The Warrants to purchase Ordinary Shares at an exercise price of $6.00 expire on November 19, 2012 and are each subject to adjustment as discussed below.

The Issuer may call the Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption, and

•

if, and only if, the last sale price of the Ordinary Shares equals or exceeds $11.50 per share (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of Ordinary Shares) for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.

provided that the Issuer has an effective registration statement under the Securities Act of 1933, as amended, covering the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available throughout the 30 day notice of redemption period.

The right to exercise will be forfeited unless they are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

If the Issuer calls the Insider Warrants for redemption as described above, the Insider Warrants may be exercised on a “cashless basis.”

The exercise price and number of Ordinary Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Issuer’s recapitalization, reorganization, merger or consolidation.

Gamma Trust also owns 155,234 warrants to purchase Ordinary Shares with an exercise price of $7.88 per share which expire on October 30, 2012. The 155,234 Warrants consist of Warrants associated with a bridge loan and Warrants associated with a sponsor purchase commitment amount (together, the “Financing Warrants”). The Financing Warrants do not include the provisions that allow the Issuer to call the Financing Warrants for redemption as described above. Additionally, Gamma Trust is not entitled to registration rights for the Ordinary Shares issued upon the exercise of the Financing Warrants. The Financing Warrants do not allow for unilateral price reductions and the Financing Warrants do allow for cashless exercise.

Registration Rights Agreement. Gamma Trust is a party to a registration rights agreement pursuant to which it is entitled to registration rights for Ordinary Shares issued to it upon exercise of Warrants. Gamma Trust is entitled to deliver a demand or “piggyback” notice to the Issuer to register its Ordinary Shares underlying the Warrants. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2012	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

Dated: July 20, 2012	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee